FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 28, 2017

Ger. Gen. N°09/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

   Ref. SIGNIFICANT EVENT

Dear Sir

In accordance with articles 9 and 10, paragraph 2  under Chilean Securities Market Law No. 18,045, and as established under Chilean General Norm No. 30 of the Superintendence, and as duly authorized, I hereby inform you of the following significant event: the Extraordinary Shareholders’ Meeting of Enel Américas S.A. (“Enel Américas” or the  “Company”) held on April 27, 2017, has adopted, amongst others, the following agreements;

1.       The cancellation of treasury shares acquired in the context of the merger of Endesa Américas and Chilectra Américas into Enel Américas as of December 1, 2016 and the subsequent capital decrease from Ch$ 4,621,809,178,631 Chilean pesos divided into 58,324,975,387 common registered shares, all of the same series and with no par value to Ch$ 4,527,762,465,556 Chilean pesos, divided into 57,452,641,516 common registered shares, all of the same series and with no par value.

2.       The change of the  functional currency of Enel Américas S.A. from Chilean pesos to United States dollars, thereby modifying permanent Article Five of its bylaws in order to denominate  the Company’s capital in that currency, thus establishing that the Company’s capital is now 6,763,204,424 U.S. dollars divided into 57,452,641,516  common  shares, all of the same series and with no  par value which, pursuant to transitory Article 1  of these bylaws, and as  agreed by the Extraordinary Shareholders’ Meeting, are fully subscribed and paid.

Yours truly

Luca D’Agnese

Chief Executive Officer

Cc      Central Bank of Chile

Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Banco Santander Santiago – Bondholders’ Representative

Central Securities Depositary

Risk Classification Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: May 2, 2017